                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                           INTEK Diversified Corporation
- -------------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $0.01 per share
- -------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    458134-10-3
- -------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Christopher J. Hubbert, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
- -------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   June 16, 1995
- -------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 458134-10-3
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Roamer One Holdings, Inc.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- -------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                3,600,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               -0-
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               3,600,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,600,000
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     37.4%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- -------------------------------------------------------------------------------

CUSIP No. 458134-10-3

     The Schedule 13D of Roamer One Holdings, Inc. ("Roamer") filed on October 3, 1994 (the "Schedule 13D") is amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is amended by replacing the first sentence with the following:

     This statement is being filed by Roamer One Holdings, Inc., a Delaware corporation ("Roamer"), whose principal business is providing engineering, design, construction and management expertise to licenses for specialized mobile radio systems. On November 14, 1994, Roamer changed its name from Roamer One, Inc. to Roamer One Holdings, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of Schedule 13D is amended by adding the following:

     As of June 16, 1995, Roamer entered into an option agreement (the "Option Agreement") with Simmonds Communications, Ltd. ("SCL"), pursuant to which SCL paid Roamer $1,800,000 for a five year option to purchase up to 1,800,000 shares of Common Stock of INTEK for $1.50 per share. SCL may exercise the option at any time and from time to time for five years from the date of grant.

     In connection with the Option Agreement, as of June 16, 1995, Roamer and SCL also entered into a pledge agreement (the "Pledge Agreement"), pursuant to which Roamer pledged 1,800,000 shares of Common Stock of INTEK to SCL in support of its obligations under the Option Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 4.E  --  Option Agreement
          Exhibit 4.F  --  Pledge Agreement

CUSIP No. 458134-10-3

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 1995                      ROAMER HOLDINGS, INC.

                                   /s/ Steven L. Wasserman
                                   -----------------------------------
                                        (Signature)

                                   Steven L. Wasserman/Secretary
                                   -----------------------------------
                                        (Name/Title)

                                   EXHIBIT INDEX

     Exhibit 4.E  --  Option Agreement
     Exhibit 4.F  --  Pledge Agreement